

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2014

<u>Via E-mail</u>
Colm Callan
Chief Financial Officer
WageWorks, Inc.
1100 Park Place, 4th Floor
San Mateo, California 94403

      Re: **WageWorks, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2013
                Filed February 27, 2014
                File No. 1-35232

Dear Mr. Callan:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Jennifer Thompson

                        Jennifer Thompson
                        Accounting Branch Chief